UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13G/A




                                 (Rule 13d-102)

                 Information to be Included in Statements Filed
       Pursuant to Rule 13d-1(b), (c) and (d) and Amendments thereto Filed
                             Pursuant to Rule 13d-2

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*


                                 Retalix Limited
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                                (Name of Issuer)
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                  Ordinary Shares, NIS 1.0 par value per share
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                         (Title of Class of Securities)
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                                    M7945W108
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                                 (CUSIP Number)
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                                December 31, 2002
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             (Date of Event which Requires Filing of this Statement)
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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         Rule 13d-1(b)

   X     Rule 13d-1(c)

         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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CUSIP No.   M7945W108
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         1. Names of Reporting Persons/ I.R.S. Identification Nos. of Above
            Persons (Entities Only).

              Brian Cooper

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         2. Check the Appropriate Box if a Member of a Group (See Instructions)


              (a)

              (b)

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         3.   SEC Use Only

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         4.   Citizenship or Place of Organization  Israel

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Number of Shares    5.    Sole Voting Power  1,263,051
Beneficially        -----------------------------------------------------------
Owned by Each       6. Shared Voting Power 0
Reporting Person    -----------------------------------------------------------
With                7. Sole Dispositive Power 1,263,051

                    ------------------------------------------------------------
                    8. Shared Dispositive Power 0

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         9. Aggregate Amount Beneficially Owned by Each Reporting Person
                  1,263,051

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         10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares[ ]

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         11.  Percent of Class Represented by Amount in Row (9)   10.5%*

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         12. Type of Reporting Person IN

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* Based on 11,999,941 Ordinary Shares outstanding as of December 31, 2002.












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

Item 1.

       (a)    Name of Issuer: Retalix Limited

       (b) Address of Issuer's Principal Executive Offices: 10 Zarhin Street, Ra'anana 43000, Israel

Item 2.

       (a)    Name of Person Filing: Brian Cooper

       (b) Address of Principal Business Office or, if none, Residence: c/o Retalix Limited, 10 Zarhin Street, Ra'anana 43000, Israel

       (c)    Citizenship: Israel

       (d) Title of Class of Securities: Ordinary Shares, NIS 1.0 par value per share ("Ordinary Shares")

       (e)    CUSIP Number: M7945W108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

       (a)        Broker or dealer registered under Section 15 of the Exchange
                  Act.

       (b)        Bank as defined in Section 3(a)(6) of the Exchange Act.

       (c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

       (d) Investment company registered under Section 8 of the Investment Company Act.

       (e)        An investment advisor in accordance with Rule
                  13d-1(b)(1)(ii)(E).

       (f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

       (g) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

       (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

       (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

       (j)        Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

       None of the above.

Item 4.    Ownership

       (a)    Amount beneficially owed: 1,263,051 Ordinary Shares

       (b) Percent of class: Approximately 10.5%, based on 11,999,941 Ordinary Shares outstanding as of December 31, 2002.

       (c)    Number of shares as to which the person has:

              (i) Sole power to vote or to direct the vote - 1,263,051 Ordinary Shares

              (ii)  Shared power to vote or to direct the vote - 0

              (iii) Sole  power to  dispose  or to direct the disposition of
                    - 1,263,051 Ordinary Shares

              (iv)  Shared power to dispose or to direct the disposition of - 0

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .[ ]

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.    Identification and Classification of Members of the Group

Not Applicable.

Item 9.    Notice of Dissolution of Group

Not Applicable.

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





































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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        January 16, 2003
                                              Dated

                                         /s/ Brian Cooper
                                            Signature

                                           Brian Cooper

                                            Name/Title







































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